Exhibit (a)(7)
SCOTTSDALE, Ariz., February 7, 2008—VistaCare, Inc. (Nasdaq: VSTA), a leading provider of hospice services in the United States, today acknowledged receipt of a letter from one of its shareholders, Accipiter Capital Management, regarding the pending tender offer by Odyssey HealthCare, Inc. to acquire all of the outstanding shares of class A common stock of VistaCare for $8.60 per share. The tender offer is set to expire at 12:00 midnight, New York City time, on February 27, 2008.
VistaCare urges its shareholders to review the upcoming quarterly earnings release for the Company’s first fiscal quarter ended December 31, 2007, which is expected to be issued by February 11, 2008, and also VistaCare’s Schedule 14D-9, which was filed with the Securities and Exchange Commission on January 30, 2008. The Company believes that such release and VistaCare’s Schedule 14D-9 will allow investors to better evaluate the validity of certain assumptions inherent in Accipiter’s analysis of the pending acquisition in its letter.
About VistaCare
VistaCare is a leading provider of hospice services in the United States. Through interdisciplinary teams of physicians, nurses, home healthcare aides, social workers, spiritual and other counselors and volunteers, VistaCare provides care primarily designed to reduce pain and enhance the quality of life of terminally ill patients, most commonly in the patient’s home or other residence of choice.

Company Contact:	Investor Contacts:	Media Contacts:
Henry Hirvela	Doug Sherk/Jenifer Kirtland	Steve DiMattia
Chief Financial Officer	EVC Group	EVC Group
(480) 648-4545	(415) 896-6820	(646) 201-5445
ir@vistacare.com	jkirtland@evcgroup.com	sdimattia@evcgroup.com